Exhibit 99.1

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Level 3, 22 Pitt Street
SYDNEY NSW 2000
02 September 2004
Telephone: (02) 8274 5274
Fax: (02) 8274 5217
The Manager
Company Announcements Office	GPO Box 3935
Australian Stock Exchange Limited	Sydney NSW 2001 Australia
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

James Hardie 2004 Annual Information Meeting (AIM)

We have become aware that incorrect statements have been made by third parties in a public context about the purpose of the Annual Information Meeting (“AIM”) for James Hardie CUFS holders and Australian shareholders to be held on Wednesday, 15 September 2004 in Sydney. We wish to reaffirm the correct position so as to avoid confusion and misinformation.

The items of business for discussion at the AIM and for consideration and vote at the Annual General Meeting (“AGM”) to be held in the Netherlands on 17 September, were advised in the formal Notice of Meetings lodged with the ASX on 13 August 2004 and mailed to CUFS holders. Those items are to consider the accounts, the reappointment of a board member and approve his participation in the Company’s Board Share Plan, and to renew powers to enable the Company to buy back shares. They remain the sole items on the agendas of these meetings.

These meetings are not able to formally consider or vote upon any matters relating to the establishment or funding of a statutory scheme proposed at the recent NSW Special Commission of Inquiry. The Company continues to await the Commissioner’s report (due on 21 September 2004) and its recommendations, including its recommendations on the scheme proposal. The Company also awaits the response of the NSW Government on these issues.

As stated in the Notice of Meetings, no voting can take place at the AIM in Sydney, although CUFS holders will be able to lodge direction forms specifying how their vote is to be recorded at the AGM in the Netherlands.

Yours faithfully

/S/ Alan T. Kneeshaw

A T Kneeshaw
Manager Secretarial Services